Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2015 and 2014

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Reporting Entity and Nature of Business
2. Going Concern
3. Basis of Presentation
4. Summary of Significant Accounting Policies
5. New Standards and Interpretations Issued but not yet Adopted
6. Fair Value Disclosures
7. Capital Risk Management
8. Deposits and Other Receivables
9. Property and Equipment
10. Deferred Development Costs
11. Intangible Assets and Patents
12. Share Capital, Stock Options and Loss per Share
13. Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants
14. Bridge Loans
15. Contributed Surplus
16. Income Taxes
17. Expenses
18. Management Compensation and Related Party Transactions
19. Commitments
20. Contingencies
21. Financial Risk Management
22. Segmented Information
23. Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2015	2014
Assets
Current assets:
Cash	$158,568	$935,987
Deposits and other receivables (Note 8)	56,108	872,766
	214,676	1,808,753

Property and equipment, net (Note 9)	15,592	21,483
Deferred development costs (Note 10)	3,070,299	3,525,456
Intangible assets, net (Note 11)	58,057	77,409
Patents, net (Note 11)	309,242	203,504
	$3,667,866	$5,636,605

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$966,588	$-
Accounts payable and accrued liabilities	1,297,390	773,832
	$2,263,978	$773,832
Shareholders' Equity (Deficiency)
Share capital: (Note 12) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 197,176,368 common shares (2014: 188,436,724) (Note 12)	$74,083,975	$70,802,776
Contributed surplus (Note 15)	27,213,204	27,436,678
Deficit	(99,893,291)	(93,376,681)
	1,403,888	4,862,773

	$3,667,866	$5,636,605

Going Concern (Note 2)
Management Compensation and Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

Approved by:

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2015	2014	2013

Costs and expenses :
Administration (Note 17)	$426,361	$325,453	$378,497
Professional, other fees and salaries (Note 17)	1,952,302	2,360,867	1,572,515
Stock based compensation (Note 12)	1,163,941	379,253	368,790
Development costs (Note 17)	2,646,019	703,671	160,920
Travel and entertainment	193,861	329,779	210,852
Amortization of property and equipment (Note 9)	7,177	7,357	4,989
Amortization of intangible assets (Note 11)	-	-	19,352
Write-down of patents (Note 11)	67,262	-	-
Foreign exchange loss	59,687	58,491	12,261
Loss from operations	6,516,610	4,164,871	2,728,176

Other Income and Expenses
Gain on revaluation of embedded derivatives (Note 14)	-	-	(40,750)
Loss on revaluation of derivative warrants liability (Note 13)	-	-	3,246,502

Net loss before income taxes	(6,516,610)	(4,164,871)	(5,933,928)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(6,516,610)	$(4,164,871)	$(5,933,928)

Loss per share - basic and diluted (Note 12)	$(0.03)	$(0.02)	$(0.04)

Weighted average number of shares (Note 12)	192,629,666	171,534,969	146,814,466

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,

	2015	2014	2013
Cash flows from operating activities:
Net loss	$(6,516,610)	$(4,164,871)	$(5,933,928)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets	-	-	19,352
Amortization of property and equipment	7,177	7,357	4,989
Development costs	2,395,425	676,790	52,461
Accretion expense	-	-	19,381
Bridge loan interest accrued	19,361	-	-
Stock based compensation	1,163,941	379,253	368,790
Write down of patents	67,262	-	-
Reversal of patent provision	(19,598)	-	-
Conversion of advances receivable to salaries	263,819	-	-
Increase (decrease) in deposits and other receivables	455,265	(235,757)	(188,679)
Increase (decrease) in accounts payable and accrued liabilities	523,558	454,149	(63,433)
Loss on revaluation of derivative warrant liability	-	-	3,246,502
(Gain) on revaluation of embedded derivatives	-	-	(40,750)
Net cash used in operating activities	(1,640,400)	(2,883,079)	(2,515,315)

Cash flows from investing activities:
Purchase of property and equipment	(1,286)	(14,842)	(13,200)
Patents	(213,820)	(176,381)	(44,825)
Deferred development costs	(3,662,271)	(3,872,635)	(655,093)
Recovery of deferred development costs	1,783,632	662,290	233,290
Recovery of patent costs	18,140	-	-
Net cash used in investing activities	(2,075,605)	(3,401,568)	(479,828)

Cash flows from financing activities:
Issue of common shares	1,893,784	6,801,619	3,697,441
Bridge loans advances	1,176,673	-	-
Bridge loan repayments	(229,446)	-	(126,044)
Advances to related parties	(981,395)	(480,304)	-
Repayments from related parties	1,078,970	78,036	-
Net cash provided by financing activities	2,938,586	6,399,351	3,571,397

(Decrease) increase in cash	(777,419)	114,704	576,254

Cash, beginning of year	935,987	821,283	245,029

Cash, end of year	$158,568	$935,987	$821,283

Supplemental cash flow information:
Interest paid (classified in operating activities)	17,354	17,071	83,493
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed surplus	Equity component	Deficit	Total
	Shares			Of Bridge loan
Balance as at November 01, 2012	$136,430,555	$54,728,239	$26,634,177	$1,557	$(82,268,003)	$(904,030)

Private placement of units for cash	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation	-	-	368,790	-	-	368,790
Warrants issued on private placements	-	(863,863)	377,234	-	-	(486,629)
Warrants extended	-	-	264,938	-	(841,247)	(576,309)
Warrants exercised	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-	-	5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-	-	-	-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	$158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-	-	379,253	-	-	379,253
Warrants extended (Note 13)	-	-	168,632	-	(168,632)	-
Warrants exercised (Note 13)	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted (Note 14)	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	$188,436,724	$70,802,776	$27,436,678	$-	$(93,376,681)	$4,862,773

Private placement of units for cash (Note 13)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007		-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock based compensation (Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	$197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2015 and is devoting substantially all its efforts to securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2016.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2015, the Company reported a net loss and comprehensive loss of $6,516,610 (2014 - $4,164,871; 2013 - $5,933,928) and negative cash flow from operations of $1,640,400 (2014 - $2,883,079; 2013 - $2,515,315). The Company’s working capital deficiency as at October 31, 2015 is $2,049,302 (2014 surplus – $1,034,921).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative warrant liability, the (gain) loss on the revaluation of the embedded derivatives relating to bridge loans and the bifurcation of convertible debt.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from future commercial agreements that it anticipates will develop with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)	The Company applies judgment when establishing whether the capitalization criteria under IAS 38, Intangible Assets, for internally developed intangible assets, have been met.

iv)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount or if the long-lived assets are not yet in use. The recoverable amount is determined with reference to the fair value of the long-lived assets less costs to sell or the value-in-use calculations. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Management exercises significant judgment and assumptions when determining the recoverable amount of long-lived assets

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2015, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

viii)	The Company applied judgement in determining whether a joint arrangement exists and is classified as a joint operation or joint venture.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities and bridge loans.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

d)	Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d)	Compound Financial Instruments: (Cont’d)

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax effect.

e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 13(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re- measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination, the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

ii)	Conversion Feature of Bridge Loans: (Cont’d)

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Joint Arrangements:

Joint arrangements are classified as either joint operations or joint ventures. The determination of whether an arrangement is a joint operation or joint venture is based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with the rights to the individual assets and obligations arising from the arrangement are classified as joint operations and joint arrangements that provide an entity with rights to the net assets of the arrangement are classified as joint ventures. A joint arrangement that is not structured through a separate vehicle is a joint operation.

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the balance sheet.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

h)	Intangible Assets:

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis. Commencing in 2014 amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Impairment of Long-lived Assets: (Cont’d)

Internally generated intangible assets that are under development are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

The recoverable amount of long-lived assets is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value is not readily determinable the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

o)	Income Taxes: (Cont’d)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

q)	Changes in Accounting Standards:

On November 1, 2014, the Company adopted the following amendments to standards and interpretations which are effective for periods beginning on or after January 1, 2014:

•	IFRS 2 – Share based payments
•	IAS 32 – Financial instruments

The adoption of these accounting amendment had no impact on the consolidated financial statements previously filed by the Company. As a result no reconciliations are provided for the adoption of these new standards.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IAS 1 - Presentation of Financial Statements, was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016.

b)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2018, and interim periods within that year. Earlier application is permitted.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)	IFRS 15 (Cont’d)

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements. The Company is assessing the new standard to determine its impact of the Company’s financial statements.

c)

IFRS 9 – Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments on the statement of financial position consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their fair value due to their short-term nature. Cash is measured at Level 1 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2015.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2015	2014

Amounts receivable (a)	-	450,000
Advances to Officers, Directors and Employees (b)	26,060	386,031
Prepaid Insurance and other	30,048	36,735
	56,108	872,766

(a)

Amounts receivable relate to milestones being met as at October 31, 2014 per terms stipulated in development contracts with development partners. These amounts are recorded as recoveries of deferred development costs (Note 10).

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of:

(i)	Advances to the Chairman of $38,084 and to a senior employee of $80,916. These advances were repaid in November and December 2014.

(ii)	An advance to the Controller of $22,957.

The advances in (i) and (ii) above are non interest bearing, unsecured and due on demand.

(iii)	An advance of $244,074 to the President of MAST was settled in full through the meeting of performance targets in February 2015.

As at October 31, 2015, advances to Officers, Directors and Employees consisted of an advance to the Controller of $15,296 and an advance to an employee of $10,764. These advances are non-interest-bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2012	$40,734	$25,989	$66,723
Additions	14,839	-	14,839
Disposals	(6,360)	-	(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	$16,508
Disposals	(13,436)	-	$(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,287	-	$1,287
Disposals	-	-	$-
Year ended October 31, 2015	$53,572	$25,989	$79,561

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2012	$34,947	$25,989	$60,936
Amortization for the year	4,989	-	$4,989
Amortization for the year	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Adjustment for disposals	-	-	-
Year ended October 31, 2015	$37,979	$25,989	$63,968

Net book value at November 1, 2013	$13,998	-	$13,998
Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at October 31, 2015	$15,593	-	$15,592

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	3,723,900	3,936,459
Recovery of development costs	(1,783,632)	(662,290)
Writedown of project costs	(2,395,425)	(676,790)
Closing balance	$3,070,299	$3,525,456

Additions to deferred development costs includes patent amortization of $58,105 (2014 - $44,472; 2013 - $22,354), and also includes intangible asset amortization of $19,352 (2014 -$19,352; 2013 - $nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

The Company provided reserves of $2,395,425 in the fourth quarter of the year ended October 31, 2015 against cumulative development costs incurred on development projects to reduce the carrying value of those projects to nominal value. The reserves were recorded as there are no formal commitments as of October 31, 2015 from development partners to move forward with these projects.

In 2014, the Company provided a reserve against cumulative development costs incurred on one development project in that it completed the staged development phases for that contract and there was no formal commitment as of October 31, 2014 from the development partner to move forward with this project. In total, the Company recovered $300,000 from the development partner on this project, $125,000 of which was received in 2014; the net write-down in 2014 was $645,528 on this project, to reduce the carrying value to a nominal amount.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company had decided not to pursue these development projects.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications.

It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in the future.

Intangible Assets

Cost

At November 01, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 01, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

Accumulated amortization

At November 01, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 01, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

Net book value at October 31, 2013	$96,761
Net book value at October 31, 2014	$77,409
Net book value at October 31, 2015	$58,057

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Amortization of intangible assets for the year ended October 31, 2015 and 2014 was capitalized to deferred development costs.

Patents

Cost

At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions	$213,820
Writedown of costs incurred	$(77,925)
Recovered from development partner	$(18,140)
Year ended October 31, 2015	$428,308

Amortization

At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Adjust for writedown	$(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

Net book value at October 31, 2013	$71,595
Net book value at October 31, 2014	$203,504
Net book value at October 31, 2015	$309,242

Amortization of patents was capitalized to deferred development costs for the above years.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of		Amount
	Shares	$

Balance at November 1, 2013	158,491,425		$57,755,613

Warrants exercised (Note 13)	27,410,717		6,801,619
Fair value of warrants exercised	-		6,078,497
Shares issued on conversion of bridge loans (Note 14)	2,517,501		302,100
Warrants issued on conversion of bridge loan (Note 14)	-		(143,406)
Shares issued on settlement of accounts payable	17,081		8,353
Balance at October 31, 2014	188,436,724		$70,802,776

Private placement of units for cash (Note 13)	422,768		175,000
Warrants exercised (Note 13)	2,988,876		565,777
Fair value of warrants exercised	-		271,553
Options exercised	4,428,000		1,153,007
Fair value of options exercised	-		728,862
Share compensation (i)	900,000		387,000

Balance at October 31, 2015	197,176,368		$74,083,975

i.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valaued at $220,500. In addition, 450,000 common shares were issued to a consultant as compensation for services provided, these common shares were valued at $166,500. In the absence of a reliable measurement of the services received from the consultant, the services have been measured at the fair value of the shares granted.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

In April 2015 the Company filed an S-8 Registration Statement with the U.S. Securities and Exchange Commission with respect to its outstanding stock options, which registered up to 18,840,000 common shares issuable upon the exercise of options granted under the Company’s 2014 Directors, Officers and Employees Stock Option Plan, and the resale of up to 10,340,000 of such shares under the U.S. Securities Act of 1933. This filing permits the holders of the securities registered for resale under the S-8 to resell such securities without any required U.S. Federal holding period.

A summary of the status of the Company’s fixed stock option plan through October 31, 2015 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2013	11,475	0.24
Granted	630	0.76
Outstanding, October 31, 2014	12,105	0.27
Granted	2,165	0.47
Exercised	(4,428)	(0.27)	$1,153,007
Expired	(25)	(0.64)
Outstanding, October 31, 2015	9,817	0.31

The weighted average share price on the dates of exercise was $0.48.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

During the year ended October 31, 2015 the Company issued a total of 2,165,000 stock options (2014 – 630,000). All options vest immediately upon issuance. This total consisted of 1,185,000 stock options issued to directors and officers (2014 – 520,000), 730,000 stock options issued to employees (2014 – 110,000) and 250,000 stock options to a third party advisor (2014 – nil). The Company has the following stock options outstanding at October 31, 2015:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 5, 2011	125,000	0.35	0.4	April 5, 2016
October 31, 2011	5,297,000	0.20	1.0	October 31, 2016
April 10, 2012	690,000	0.35	1.4	April 10, 2017
January 22, 2013	440,000	0.30 CDN	2.2	January 22, 2018
September 16, 2013	520,000	0.27 CDN	2.9	September 16, 2018
February 10, 2014	350,000	0.85	3.3	February 10, 2019
April 25, 2014	230,000	0.64	3.5	April 25, 2019
June 4, 2015	975,000	0.49	4.6	June 4, 2020
August 20, 2015	940,000	0.46	4.8	August 20, 2020
September 30, 2015	250,000	0.40	4.9	September 30, 2020
	9,817,000

All outstanding options at October 31, 2015 are exercisable. In 2015, the Company recorded a total expense of $776,941 (2014 - $379,253; 2013 - $368,790) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model. Included in stock based compensation is $387,000 related to shares issued to directors (Note 12(a)). Total stock based compensation expense for the year is $1,163,941.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2015	2014	2013
Share price	$0.37 - 0.49	$0.63 - 0.85	$0.20 - 0.36
Volatility factor (based on historical volality)	109% - 114%	112% - 113%	105% - 110%
Risk free interest rate	0.73% - 0.90%	1.60%	1.37% - 1.84%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2015 was based on the loss attributable to common shareholders of $6,516,610 (2014 - $4,164,871; 2013 - $5,933,928) divided by the weighted average number of common shares outstanding of 192,629,666 (2014 – 171,534,969; 2013 - 146,814,466).

Diluted loss per share did not include the effect of 9,817,000 stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average strike price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 had a 12 month term from issue date.

ii)

In 2013 the Company extended the expiry dates on a total of 11,829,029 (7,315,808 CDN; 4,513,221 US) common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price of 3,673,032 CDN of these warrants from $0.205 CDN to $0.215 CDN and the strike price remained unchanged for the balance of these warrants. The strike price remained unchanged for all other warrants ranging from $0.20 CDN to $0.80 CDN, $0.24 USD to $0.80 USD per warrant.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

iii)

In 2013 the Company calculated the relative fair value of the share purchase warrants issued in connection with private placements in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 and an offsetting charge to contributed surplus of $377,234 for US dollar share purchase warrants issued and $486,629 to derivative warrant liability for CDN share purchase warrants issued.

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:
2013
Share price	$0.17 - $0.58
Volatility factor (based on historical volality)	75 - 136%
Risk free interest rate	0.97 - 1.09%
Dividend yield	0%
Expected life	1 year

iv)	The Company did not complete any private placements in 2014.

v)

In 2014 the Company extended the expiry date on a total of 1,405,026 common share purchase warrants which would have otherwise expired in the period. These warrants were extended for a period of three to six months in each case. The strike price of 1,105,026 of these warrants was changed from $0.41 and $0.45 per warrant to $0.50 per warrant. The strike price remained unchanged for the balance of the warrants at $0.55 per warrant.

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 (2013 - $841,247) and an offsetting charge to contributed surplus of $168,632 (2013 - $264,938) for US dollar warrants extended and $nil (2013 -$576,309) to derivative warrant liability for Canadian warrants extended.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

v)	(Cont’d)

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2014	2013
Share price	$0.50	$0.19 - $0.53
Volatility factor (based on historical volality)	124 - 157%	75 - 161%
Risk free interest rate	1.01 - 1.02%	1.00 - 1.11%
Dividend yield	0%	0%
Expected life	0.25-0.53 year	1 year

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth on applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	October 31,	October 31,	October 31,
	2015	2014	2013

Balance, beginning of year	$-	$-	$1,061,544
Fair value assigned in warrants in units issuances	-	-	486,629
Fair value assigned in warrants extended	-	-	576,309
Fair value transferred to share capital for warrants exercised	-	-	(146,121)
CDN warrants converted to USD	-	-	(5,224,863)
(Gain) loss on revaluation of warrants	-	-	3,246,502
	$-	$-	$-

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from CDN to USD. As a result, these warrants are no longer considered a derivative warrants liability. These warrants were revalued on October 28, 2013 in the amount of $5,224,863 and this value was removed from derivative warrant liability and recorded to contribute surplus. Until October 28, 2013, the difference between the carrying amount of these CDN warrants and the revalued amount was recorded as loss on revaluation of derivative warrants liability in the amount of $3,246,502.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability (Cont’d)

The derivative warrant liability was revalued at October 28, 2013 using the Black Scholes option-pricing model with the following assumptions:

2013
Share price	$0.46
Volatility factor (based on historical volality)	106 - 255%
Risk free interest rate	1.03 - 1.09%
Dividend yield	100%
Expected life	0.14 - 1.13 year

c)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2013	29,761,012	$0.27
Exercised	(27,410,717)	($0.25)	$6,801,619
Expired	(382,333)	($0.48)
Granted	2,517,501	$0.12
Balance outstanding at October 31, 2014	4,485,463	$0.37	-
Exercised	(2,988,876)	($0.19)	$565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015	-	-

The weighted average share price on the date of exercise of the warrants was $0.60 (2014 - $0.71) .

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14.	BRIDGE LOANS

2011-2012 bridge loans:

a)

On December 2, 2011, the Company secured $285,000 CDN of bridge (“Loan 1”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 26%) and convertible at the holders’ option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans were extended on a month to month basis in July 2012. In January 2014 these loans were converted to equity by the issuance of 2,517,501 common shares and 2,517,501 common share purchase warrants. The common share purchase warrants had a one year term and an exercise price of $0.12 USD per warrant and were exercised in January 2015.

b)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 2”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 32%) and convertible at the holders’ option at $0.18 CDN per unit. Each unit, upon conversion, included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This loan was repaid in the quarter ended April 30, 2013.

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 1	Loan 2	Total

Loan (initial value)	$284,514	$81,194	$365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Conversion	-	-	-
Carrying value @ October 31, 2013	$290,014	$-	$290,014

In fiscal 2013 and 2014, no bridge loans were issued.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14.	BRIDGE LOANS (Con’t)

2011-2012 bridge loans: (Cont’d)

b.	(Cont’d)

As Loan 2 was repaid during 2013 the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be $nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899) was recognized in the statements of consolidated loss and comprehensive loss in 2013.

A breakdown of the outstanding bridge loan at October 31, 2014 is summarized as follows:

Loan 1

Principal	$284,514
Interest Paid	160,358
Interest Accrued	(142,772)
Accretion Expense	1,557
Equity Portion of Bridge Loan - Conversion Feature	(1,557)
Conversion to equity in 2014	(302,100)
Carrying value at October 31, 2014	$-

During 2014, Loan 1 was settled by the holder who converted the outstanding balance due; the Company issued 2,517,501 common shares with an assigned value of $302,100. As a result of the conversion, the holder received 2,517,501 common shares purchase warrants exercisable at $0.12 per warrant for a period of 12 months after the conversion date (January 23, 2015). The relative fair value of the common share purchase warrants of $143,406 was calculated using the Black Scholes option pricing model with the following assumptions:

2014
Share price	$1.18
Volatility factor (based on historical volality)	120%
Risk free interest rate	1.04%
Dividend yield	0%
Expected life	1 Year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14.	BRIDGE LOANS (Cont’d)

2015 Bridge Loans:

c.

Between August - October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates of the bridge loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the bridge loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 USD), plus accrued interest of $6,000 CDN ($4,588USD), was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended (Note 23).

d.

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company with a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. This bridge loan was not convertible into common shares as at October 31, 2015. The maturity date of the bridge loan has since been extended (Note 23).

A breakdown of the outstanding bridge loans as at October 31, 2015 is summarized as follows:

Principal	$1,176,673
Interest Accrued	36,715
Interest Paid	(17,354)
Repayments	(229,446)
Carrying value at October 31, 2015	$966,588

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

15.	CONTRIBUTED SURPLUS

Balance at November 01, 2013	$32,822,327

Stock based compensation expense relating to stock options issued (Note 12(b))	379,253
Common share purchase warrants extended (Note 13)	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

Stock based compensation expense relating to stock options issued (Note 12(b))	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015	$27,213,204

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2015 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,837,460	5,254	1,842,714
2027	1,545,159	3,459	1,548,618
2028	8,012	55,519	63,531
2029	1,583,583	463,610	2,047,193
2030	2,136,667	1,886,778	4,023,445
2031	1,287,275	48,808	1,336,083
2032	1,426,636	333,962	1,760,598
2033	1,729,223	160,550	1,889,773
2034	2,501,599	3,206,975	5,708,574
2035	2,837,402	2,146,779	4,984,181
	$16,893,016	$8,343,133	$25,236,149

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

16.	INCOME TAXES (Cont’d)

(a)	(Cont’d)

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October,31	October,31	October,31
	2015	2014	2013
Non-capital losses and other	$7,963,343	$7,792,685	$6,334,982
Capital losses	169,395	196,505	212,386
Property, equipment, intangibles, patents and deferred costs	602,246	661,960	1,926,689
Share issue costs	4,633	9,095	15,641
	$8,739,617	8,660,245	8,489,698
Deferred tax assets not recognized	(8,739,617)	(8,660,245)	(8,489,698)
	$-	$-	$-

(c)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October,31	October,31	October,31
	2015	2014	2013

Loss before income taxes	$6,516,610	$4,164,871	$(5,933,928)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,726,901)	(1,103,691)	(1,572,491)
Effect on income taxes of unrecognized future income taxassets relating to deductible temporary differences on:
Non-deductible expenses and other items	270,214	112,727	888,558
Share issue costs and other	-	-	(4,361)
Effect of exchange rate on future tax assets carried forward from previous years	978,598	572,542	324,881
Expiry of non-capital losses	755,041	259,122	-
Effect of higher tax rates in foreign jurisdiction	(356,323)	(11,247)	-
Change in deferred income tax rates and other	-	-	(16,491)
Change in deferred tax assets not recognized	79,371	170,547	379,906
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

17.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2015	2014	2013

General and administrative	$141,721	$69,122	$53,494
Rent and occupancy cost	74,524	84,816	84,179
Interest income	-	(6,120)	-
Interest expense	36,714	28,640	78,677
Accretion expense	-	-	19,381
Office insurance	58,835	61,578	61,211
Telephone	17,740	22,537	17,272
Investor relations, listing and filling fees	96,827	64,880	64,283
	$426,361	$325,453	$378,497

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2015	2014	2013

Professional fees	$466,411	$420,902	$311,331
Consulting fees	1,039,316	1,535,520	818,106
Salaries and benefits	446,575	404,445	443,078
	$1,952,302	$2,360,867	$1,572,515

Development Costs

The components of development expenses reported are as follows:

	2015	2014	2013
Expenses incurred (recovered)	250,594	26,882	(73,321)
Write-down of deferred development costs on specific projects	2,395,425	676,789	234,241
	2,646,019	703,671	160,920

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

In 2015 the Chairman was awarded a total of 187,500 stock options an average price of $0.46 per share. In 2014 the Chairman was not granted any stock options. In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share.

The total compensation paid to the Chairman during the year ended October 31, 2015 was $119,707 of cash compensation and $64,271 of stock based compensation (2014 - $137,172 of cash compensation and $nil of stock based compensation; 2013 - $146,599 of cash compensation and $21,163 of stock based compensation).

The Company provided a short term non-interest bearing advance of $38,084 to the Chairman in 2014. This advance was repaid to the Company in November 2014.

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2015	2014	2013
Cash compensation	$936,199	$1,482,153	$805,574
Less portion capitalized to deferred development costs	(122,804)	(169,664)	(202,820)
	813,395	1,312,489	602,754

Share compensation	220,500	-	-
Stock based compensation	524,583	325,074	195,720

	$1,558,478	$1,637,563	$798,474

In 2015, these parties were awarded a total of 975,000 options at an exercise price of $0.49 and 412,500 options at an exercise price of $0.46 (2014: 540,000 options at an average exercise price of $0.76 CDN per share ; 2013: 1,292,500 options at an average exercise price of $0.29 per share).

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valaued at $220,500.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Related party deferred development cost:

In 2015 the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from this date forward. These charges have been capitalized as deferred development costs. As at October 31, 2015, included in accounts payable and accrued liabilities is $227,215 (2014 - $208,425) owing to this company.

(d)	Advances:

In 2014 the following advances were provided to officers, directors and employees of the Company:

(1)

The CFO was advanced $119,757 during February and March 2014. The advance was settled through repayments of $78,036 and a performance bonus awarded at October 31, 2014. The advance was unsecured, due on demand with interest charged at a rate of 1% per month on the opening monthly balance outstanding.

(2)	The President of MAST Inc was advanced $244,074 on May 30, 2014. The advance was evidenced by a promissory note which included the following terms:

a.	Non-interest bearing for the first twelve months and, thereafter, interest to be charged at a rate of 1% per month on the opening monthly balance.

b.	Unsecured for the first 12 months and, thereafter, an assignment of a security interest to the full amount of the outstanding balance in favor of the Company.

c.	Open to full repayment at any time.

d.

Eligible for up to full offset against certain performance based incentive compensation within the first twelve months. In February 2015, the performance based incentives were met and the advance was converted to salaries at that time.

(3)	A senior employee was advanced $80,916 during the year. This advance was non- interest bearing, unsecured, and due on demand. This advance was repaid to the Company in December 2014.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Advances: (Cont’d)

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014, the advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

(3)

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in year 2 total $30,400 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,653,000; commitments between years 2-5 total $1,103,000.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

20.	CONTINGENCIES

(a)	Legal matters:

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to the allegations filed by the Company. The Defendants have denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents (Note 23).

(b)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(c)

The Company has disputed amounts charged by certain third party vendors during previous fiscal years, one of which is the firm noted in (a) above, against which the Company has taken action (Note 23). The amount charged by the vendors exceeds the amount recorded as a provision by $181,780. No claims have been made by the vendors to date related to the disputed amounts other than noted in (a) above.

(d)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2015	2014

Cash	$148,767	$328,797
Deposits and other receivables	73,361	201,403
Bridge loans	1,002,313	-
Accounts payable and accrued liabilities	335,813	211,091

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $132,652 at October 31, 2015 (2014 – decrease the loss by $31,910). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2014 would have had the equal but opposite effect.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk (Cont’d)

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is not exposed to interest price risk on its interest bearing bridge loans and related party advances as the interest rate is fixed.

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2015.

As at October 31, 2015, the Company reports a working capital deficiency of $2,049,302 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	October 31,	October 31,
	2015	2014

Canada	$784,713	$632,516
United States	2,668,477	3,195,336
	$3,453,190	$3,827,852

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS

1.	With respect to the legal matter disclosed in Note 20(a):

a)	The Defendants were successful in having the action transferred to Federal court in Orlando, Florida from Federal court in New York in December 2015.

b)

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

c)	With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

d)

The parties have recently submitted a case management report to the Federal court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute.

The outcome of this matter cannot, as yet, be determined.

2.	The Company has received additional funding of a total of $443,901 from its development partners through March 2, 2016.

3.

The Company completed a private placement with an investor pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $55,000 and issued a total of 183,334 common shares.

4.	Bridge Loans:

a)

The bridge loans provided by investors outstanding (Note 14(c)(i)) as of October 31, 2015 have been extended on a month to month basis by the investors through April 1, 2016 on the same terms and conditions.

This investor has since provided two additional bridge loans to the Company totaling $272,000 CDN ($201,280 USD) at an interest rate of 3% per month. These loans are secured by a floating charge on the assets of the Company. The maturity dates of these loans were originally set as 30 days and have been extended by the investor through March 11, 2016 ($135,000 CDN) and March 17, 2016 ($137,000 CDN).

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS (Cont’d)

4.	Bridge Loans: (Cont’d)

b)

The investor who provided the $200,000 bridge loan in August 2015 ((Note 14(c)(ii)) has since extended that loan through May 2, 2016. The terms of the original loan remain in place. In addition, on November 2, 2015 a conversion feature on the loan was added whereby the investor has the privilege but not the obligation to convert any part up to all of the debenture including accrued interest at a price not above $0.30 per share.

c)	A group of other investors provided the following bridge loans to the Company:

i.

On November 30, 2016, certain of these investors provided $250,000 of unsecured convertible debentures due on March 31, 2016. The interest rate on these debentures is at a rate of 1% per month calculated on a daily basis. The investors have the privilege, but not the obligation, to convert up to 50% of the outstanding principal plus accrued interest at any time before the maturity date at a conversion price of $0.33 per share.

ii.

On December 2, 2015, certain of these investors provided $250,000 of unsecured debentures due on April 2, 2016. The interest rate on these debentures is at a rate of 2% per month calculated on a daily basis.

d)

On December 31, 2015, an investor provided an unsecured $100,000 convertible debentures due on July 1, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

e)

On January 8, 2016, an investor provided an unsecured $100,000 convertible debenture due on July 8, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. The investor has the privilege, but not the obligation, to convert not less than the entire amount of the principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS (Cont’d)

4.	Bridge Loans: (Cont’d)

f)

On February 12, 2016, an investor provided an unsecured $500,000 convertible debenture due on May 12, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

The bridge loans described above in 4(c), 4(d), 4(e) and 4(f) can be prepaid, in whole or in part, at any time before their respective maturity dates at the option of the Company.

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